

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Jacques Stern
Chief Executive Officer
Global Blue Group Holding AG
Zürichstrasse 38, 8306
Brüttisellen, Switzerland

>**Re: Global Blue Group Holding AG**
>   **Registration Statement on Form F-3**
>   **Filed October 13, 2022**
>   **File No. 333-267850**

Dear Jacques Stern:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Hui Lin, Esq.